Exhibit 99.1

Company announcement — No. 09 / 2019

Total number of shares and voting rights in Zealand Pharma at March 31, 2019

Copenhagen, March 29, 2019 — Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL), a Copenhagen-based biotechnology company focused on the discovery and development of innovative peptide-based medicines, in accordance with section 32 of the Danish Consolidated Act no. 12 of 8 January 2018 on capital markets, announces the total number of shares and voting rights in the Company at the end of a calendar month during which there have been changes to its share capital.

In Company announcements No. 5/2019 of March 15, 2019 and No. 7/2019 of March 20, 2019, Zealand announced increases in its share capital after respectively an exercise of warrants and a share subscription by Alexion Pharmaceuticals, Inc. Following the announcements, the table below lists the total number of shares and voting rights in Zealand at March 29, 2019:

Date	Number of shares (nominal value of DKK 1 each)	Share capital (nominal value in DKK)	Number of voting rights
March 31, 2019	31,661,686	31,661,686	31,661,686

For further information, please contact:

Adam Steensberg, Interim Chief Executive Officer,

Executive Vice President and Chief Medical & Development Officer
Tel.: +45 50 60 36 01, e-mail: ast@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim and pre-clinical license collaboration with Alexion Pharmaceuticals.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.